Oncolytics Biotech Inc.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009 (unaudited)

11.           RECONCILIATION OF CANADIAN GAAP TO US GAAP

The consolidated financial statements of the Company are prepared in accordance with Canadian GAAP, which, in most respects, conforms to US GAAP.  In preparing these interim statements the Company has included all adjustments which it believes are necessary for fair presentation and are all normal and recurring in nature.  Significant differences between Canadian and US GAAP are as follows:

	Notes	Three Month Period Ending March 31, 2008 $	Three Month Period Ending March 31, 2007 $	Cumulative from inception on April 2, 1998 to March 31, 2008 $
Net loss for the period- Canadian GAAP	(2)	3,957,646	3,394,373	106,514,397
Amortization of intellectual property	(1)	(90,375)	(90,375)	(3,524,625)
Future income tax recovery	(1)	—	—	1,115,000
Net and comprehensive loss for the period - US GAAP		3,867,271	3,303,998	104,104,772
Basic and diluted loss per common share - US GAAP		(0.09)	(0.08)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009 (unaudited)

Balance sheet items in accordance with US GAAP are as follows:
		March 31, 2009		December 31, 2008
	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Intellectual property	(1)	90,375	—	180,750	—
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	13,361,438	10,861,438	12,197,801	9,697,801
Deficit	(1)	106,514,397	104,104,772	102,556,751	100,237,501

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities.  Under US GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for US GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss.  As a result, stock based compensation on the statement of loss would be reduced by $11,637 for the three month period ending March 31, 2009 (March 31, 2008 – $19,593) and research and development and operating expenses would increase by $11,637 and $nil, respectively (2008 – $19,593 and $nil, respectively).  Cumulative from inception stock based compensation would be reduced by $4,780,481 and cumulative from inception research and development and operating expenses would increase by $2,746,761 and $2,033,720, respectively.  There is no impact on the Company’s net loss.

Contingencies

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of March 31, 2008, a milestone payment for $1.0 million will be due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

Oncolytics Biotech Inc.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009 (unaudited)
In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®.  In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments.  The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999.  Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders.  The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense.  The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received.  Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.